CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, New York 10153

May 25, 2012

Via Federal Express and Email

Board of Directors
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

Ladies and Gentlemen:

The past several weeks have proved a difficult time for shareholders of Chesapeake Energy.  The basic function of a board is to oversee management and to hold it accountable.  We believe the board has failed this duty in a dramatic fashion.  Rather than act as a source of stability and provide assurance to shareholders, this board has led the company through a highly publicized spate of corporate governance breakdowns while amassing an astounding $16 billion funding gap, which we believe has contributed to the share price decline of over 55% from the 52-week high.

We are not alone in criticizing this board.  Shareholders have filed lawsuits, withhold campaigns and have otherwise voiced disapproval and all three major proxy advisory firms (i.e., ISS, Glass, Lewis and Egan-Jones) have advised shareholders to withhold votes from directors at the 2012 annual meeting.  Chesapeake shareholders will benefit neither from a constant stream of negative news reflecting upon the companies troubled past, nor from a half hearted attempt by the board to make the minimum possible number of changes to skate by for one more year.  The board must not only find a way to eliminate the enormous funding gap, but also the more substantial creditability gap.

We recently had dinner with Aubrey McClendon to suggest a manner by which that credibility gap might be filled.  The company has publicly identified several actions including reduced spending and asset sales which will relieve some of the funding gap, yet the board still seems to miss the point.  We believe that a management team and a business plan without strong oversight and accountability is doomed to fail.  Accordingly, at that dinner we asked Aubrey to consider direct shareholder representation on the board. The next day we were informed that the board refused to even consider this request prior to the selection of a chairman of their choosing.  We believe that this response was completely disingenuous and illogical.  Why is appointing a new chairman, sometime out in the future, an excuse for putting off considering whether to have shareholders, the true owners of the company, have immediate representation on this very flawed board in this very fluid situation?

The board has recently announced that it is going to select a new Chairman and separate the Chairmanship and CEO roles. While this is certainly a step in the right direction, appointing a new Chairman in the manner that Chesapeake is doing, does not exactly elevate corporate governance to the “gold standard” as the board would have shareholders believe, instead it is woefully inadequate in both process and substance. Having the current board select a new chairman without shareholder approval and without allowing for shareholder representation is akin to asking the fox, who has plundered the hen house, to choose another fox to assist it in standing guard over the remaining hens.

To engender any meaningful credibility among shareholders, corporate governance reforms cannot, in our view, be led by directors whose irresponsible actions have brought this company to the edge of the proverbial cliff.  Accordingly, we propose that at least 4 of the current directors (other than Louis Simpson) should be immediately replaced by two persons designated by us and two persons designated by another large shareholder such as Southeastern Asset Management, the company’s largest shareholder.  In our opinion, only when these changes are effectuated will the board be truly independent and more importantly will investors come to believe that promises made will be promises kept; when a capital plan is agreed upon it will be maintained, not diverged from as it has in the past.

We believe that shareholder representation on boards, even in a minority capacity, is an extremely powerful tool to instill accountability in a company.  This has proven to be the case in numerous companies on which we had minority board representation, including Motorola, Biogen, Genzyme, and Hain Celestial to name a few.  Moreover, as my past record has demonstrated, I work assiduously to increase the value of stocks in which my companies have invested, which has led to gains of billions of dollars for ALL shareholders, not just my firm. Over the last few years, our actions have led to an increase in aggregate market value of approximately $55 billion for shareholders at well over a dozen companies where we have played an activist role. These companies had a market value of under $20 billion when we first invested.  We would like the opportunity to do the same at Chesapeake.

We believe that Chesapeake has collected some of the best oil and gas assets in the world.  However, we believe that the low stock price today does not reflect the value of those assets; rather the stock price suffers because of the enormous risk associated with an ever changing business strategy, enormous capital funding gap, poor governance, and unchecked risk taking.  While the company has recently recognized that their strategy of exponential capital expenditure growth is not sustainable, they still seem unable to distinguish between having cash in the bank as opposed to the projected proceeds of a series of ever more complicated and risky on and off balance sheet financial transactions and the hope of higher commodity prices.  Now is the time for Chesapeake to focus only on what is important.  What is important is that this pernicious funding gap, which we believe this board has created, must be filled. The board must bite the bullet, come up with a realistic plan and stick to it. In our opinion, shareholder representation, especially on this board, is needed to make this happen. A new chairman alone, appointed by this board, will not accomplish this objective.

As I am sure you are aware, this is not our first investment in Chesapeake stock.  In late 2010, we acquired a substantial position in the company and met with management at that time to discuss the maximization of shareholder value.  In part, we believe, due to our presence, the company sold non-core assets, closed their funding gap and announced that they were through spending money on land.   Shareholders rewarded the company for this newfound responsibility, and the stock rallied.  However, without shareholder representatives on the board (a major concern for us at the time) the promises made in 2010 proved hollow, and the company quickly abandoned their new strategy and not only accelerated land acquisitions but also capital spending on non-core assets.  Recognizing this fundamental problem with the board, we sold our position.  That decision turned out to be particularly prescient.  The company’s stock price has plummeted by nearly 60% since that time and the board has watched the current events unfold without, in our opinion, any attempts to demand accountability.  Now more than ever, the company needs the stewardship of a strong board – a board that can instill confidence in the shareholder base and restore accountability and credibility.  If our suggested changes are not made at the board level immediately, we fear the company will be severely hamstrung in its attempt to regain its footing.  It seems to us that the board has been quick to insulate themselves from accountability to shareholders and has expressed no interest in demanding accountability from management.  A new plan and good intentions are insufficient to close the gap between asset value and stock price.  We must have a board whose primary concern is enhancing the value of shareholders, a board that has the strength to hold management accountable, and the willingness to be held accountable themselves.  In our view, only a board that has these attributes can enhance the value of this company.

We, as one of your largest shareholders, wish only the best for this great company and do not wish to bring about any additional distractions, however, we believe that without a strong board to demand accountability there is a significant chance that the value destruction shareholders have seen in the past few weeks may become irreparable.  We cannot stand idly by and allow this to happen. Therefore, if you continue to arbitrarily refuse the request we have made for shareholder representation, we, as activists, will immediately take whatever “actions” we feel are necessary to protect the value of this company.  As you are well aware, this is an extremely time sensitive issue, especially in light of the fact that you have refused to postpone the meeting that is coming up shortly. Therefore, we hope and expect to hear from you in the next few days.

Very truly yours,
                   /s/
Carl C. Icahn